Exhibit 99.1

Aphria Inc. Enters Into Agreement to Receive $100 Million Strategic Investment from Institutional Investor

Further Strengthening Aphria's Cash Balance Pro Forma to Nearly $600 million1
Company Also Provides Corporate Updates

LEAMINGTON, ON, Jan. 24, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it has entered into an agreement to accept a strategic investment from an institutional investor (the "Significant Investor"), pursuant to which the Significant Investor has agreed to purchase 14,044,944 units of the Company at a price of C$7.12 per unit (the "Offering Price") for aggregate gross proceeds to the Company of C$100,000,001 (the "Offering").

Each unit is comprised of one common share of Aphria and one-half of one common share purchase warrant of Aphria. Each warrant will entitle the Significant Investor to acquire one common share at a price of $9.26 for a period of 24 months from the closing date of the Offering.

The Company intends to use the net proceeds from the Offering to finance international expansion, working capital and general corporate purposes.

The units and the securities comprising the units are being offered pursuant to a shelf registration statement (including a prospectus) previously filed with and declared effective by the U.S. Securities and Exchange Commission (the "SEC") on November 26, 2019 and, in Canada, will be offered and sold in Ontario only by way of a prospectus supplement to be filed in each of the provinces and territories of Canada.

The Offering is expected to close on or about January 31, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

"Given the strength of our leadership team, the continued execution of our strategic plan and the robust opportunities we have for growth in the global cannabis industry, we were able to secure this additional capital from a single investor, a significant endorsement of Aphria in these market conditions," commented Carl Merton, Chief Financial Officer. "We expect this strategic investment to strengthen our balance sheet and propel Aphria forward as we continue to differentiate ourselves in the industry."

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration and qualification under the securities law of such jurisdiction.

Copies of the prospectus supplement and shelf registration statement are available relating to a particular offering will be available, under Aphria's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively.

Corporate Updates

Product Availability
The Company is pleased to provide an update on product availability. Patients are now able to purchase Aphria's THC Walker strain in a portable vaporizer concentrate.  Additionally, Aphria's adult-use brands Solei and RIFF vapes have been received by customers in all provinces where they are legally permissible.

Good Manufacturing Practices
Earlier this week, the Company announced receipt of two European Union Good Manufacturing Practices ("EU GMP") certificates for its Aphria One and ARA – Avanti Rx Analytics facilities. The certifications provide the Company with the ability to be a worldwide supplier of medicinal cannabis.

Subsequently, the Company's Jamaican subsidiary Marigold Projects Jamaica Limited received a Good Manufacturing Practices certificate from Jamaica's Ministry of Health and Wellness for manufacturing of cannabis extracts (active pharmaceutical ingredients), including CBD and THC oils.

Plant Positivity
The Company's social purpose platform, Plant Positivity, was embraced by Toronto commuters looking for a brief reprieve from the gloomy winter weather. During the week of January 20, 2020 the public was invited to experience the Plant Positivity Winter Garden at Toronto's Union Station to explore the benefits of plants. By all accounts, the 30-foot pop up winter garden tunnel was success in creating a public dialogue around the different ways in which plants can impact our well-being – physically, emotionally and socially.

We Have a Good Thing Growing

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "will," "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to Aphria's expected closing of the Offering, the planned use of the proceeds from the Offering and the future outlook of Aphria. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and perception of trends of management and its beliefs with respect to future events, as at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters, including delays in the issuance of licenses, the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended November 30, 2019, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

The schedule below is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the three months ended on November 30, 2019 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements and notes thereto under IFRS and related information.

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[1] Cash and cash equivalent balance as disclosed in November 30, 2019 condensed unaudited financial statements plus receipt of more than $99 million of net proceeds as a result of this Offering

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 09:20e 24-JAN-20